EXHIBIT 99.1

Yamana Gold Announces the Completion of the Sale of Its Royalty Portfolio for Total Consideration of $65 Million

TORONTO, May 27, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or the “Company”) is pleased to announce it has completed the previously announced sale to Nomad Royalty Company Ltd. (formerly, Guerrero Ventures Inc.) (“Nomad”) of a portfolio of royalty interests and the contingent payment to be received upon declaration of commercial production at the Deep Carbonates Project (“DCP”) at the Gualcamayo gold mine (together, the “Sale Transaction”) for total consideration of $65 million. Nomad is expected to commence trading on the Toronto Stock Exchange on or about May 29, 2020, under the symbol “NSR”.

The consideration was structured to realize immediate value for non-core assets through a cash component and medium term value growth through a significant share position in a newly created, growth-oriented company with a strong asset base and a driven and experienced management team.

As such, Yamana has received initial upfront cash consideration of $10 million as well as $45 million in common shares of Nomad at a price of C$0.90 per share. In addition, Yamana has the right to receive an additional $10 million through a deferred cash payment (the “Deferred Cash Payment”), that may be paid in cash or common shares of Nomad. Yamana is entitled to receive interest on the Deferred Cash Payment at a rate of 3% per year and the Deferred Cash Payment may be converted at any time, in whole or in part, by Yamana into shares of Nomad at a conversion price of C$0.90 per share. While the Deferred Cash Payment will be due for payment in full at the end of two years, Nomad may prepay the Deferred Cash Payment at the end of one year, subject to additional payment by Nomad equal to 5% of the Deferred Cash Payment, or $500,000, and the right of Yamana to convert the Deferred Cash Payment into shares of Nomad at a price of C$0.90 per share.

The closing of the Sale Transaction underpins another step in the Company’s strategy to optimize its portfolio, continuing the strengthening of its financial flexibility and creating value from its strategic assets. The Sale Transaction provides Yamana with a meaningful stake in a new precious metals royalty company that has a strong and diversified asset base, significant potential upside through project development, mineral resource expansions and mine life extensions, as well as like-minded corporate objectives and a growth mandate in a strong precious metals price environment.

On closing of the Sale Transaction, certain funds related to Orion Resource Partners (USA) LP (collectively, “Orion”) and Yamana own approximately 77% and 13% of the outstanding shares of Nomad, respectively. Concurrent with the closing of the Sale Transaction, Yamana and Orion entered into an investor rights agreement with Nomad (the “Investor Rights Agreement”) pursuant to which, among other things, Yamana is entitled to maintain its percentage ownership of the issued and outstanding common shares of Nomad and to have one nominee on Nomad’s Board of Directors. On closing of the Sale Transaction, Gerardo Fernandez, Senior Vice President, Corporate Development of Yamana, was appointed as Yamana’s nominee. Yamana’s entitlements under the Investor Rights Agreement remain in place so long as Yamana’s share ownership interest remains at or above 10% of the issued and outstanding common shares of Nomad. Pursuant to the Investor Rights Agreement, Yamana has also agreed not to dispose of any Nomad shares held by it, without the prior written consent of Nomad during the period ending on the earlier of November 27, 2020 and the date that Yamana’s share ownership interest drops below 10%.

Additional details with respect to the Sale Transaction are available in the Company’s press release dated February 23, 2020, available on the Company’s website at www.yamana.com.

Early Warning Disclosure

Pursuant to the Sale Transaction, Yamana acquired 66,500,000 Nomad shares and is deemed to have acquired and to be the beneficial owner of approximately 15,655,555 Nomad shares, assuming the conversion of the Deferred Cash Payment, representing in the aggregate approximately 13.01% of the issued and outstanding Nomad shares on a non-diluted basis and approximately 15.60% of the issued and outstanding Nomad shares on a partially-diluted basis. The exact number of Nomad shares issuable upon conversion of the Deferred Cash Payment will vary based on the Bank of Canada exchange rate used at the time to convert the amount of the Deferred Cash Payment into Canadian dollars.

While Yamana currently has no plans or intentions with respect to the Nomad securities, subject to the restrictions on dispositions noted above, and depending on market conditions, general economic and industry conditions, trading prices of Nomad’s securities, Nomad’s business, financial condition and prospects and/or other relevant factors, Yamana may develop such plans or intentions in the future and, may from time to time acquire additional securities, dispose of some or all of the existing or additional securities or may continue to hold the Nomad Shares or other securities of Nomad.

Yamana will file an early warning report under National Instrument 62-103 in connection with the closing of the Sale Transaction.  A copy of the early warning report filed by Yamana will be available under Nomad’s profile on SEDAR at www.sedar.com or by contacting Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary at 416-815-0220. Yamana’s head office is located at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, ON, M5J 2J3  and Nomad’s head office is located at 1275 Av. des Canadiens-de-Montréal, Suite 500, Montréal, Quebec H3B 0G4.

Counsel and Advisors

Cassels Brock & Blackwell LLP acted as legal advisors to Yamana.  RBC Capital Markets acted as financial advisor to Yamana.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans and objectives, including the anticipated benefits of the Sale Transaction, the Company’s expectations with respect to the sale or purchase or sale of Nomad shares in the future, on the open market or in private transactions; Yamana’s plans to continue to build on its asset base through expansion an optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include market conditions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

All amounts are expressed in United States Dollars unless otherwise indicated